Pixie Dust Technologies, Inc.™

Corporate Overview

October 2023



DISCLAIMERS

This presentation and any oral statements made in connection with this presentation are for informational purposes only and do not constitute an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any equity, debt or other securities of Pixie Dust Technologies, Inc., a company organized under the laws of Japan (the “Company,” “we,” “us” or “our”). The information contained herein does not purport to be all inclusive. The data contained herein is derived from various internal and external sources believed to be reliable, but there can be no assurance as to the accuracy or completeness of such information. Any data on past performance contained herein is not an indication as to future performance. Except as required by applicable law, the Company assumes no obligation to update the information in this Investor Presentation. Nothing herein shall be deemed to constitute investment, legal, tax, financial, accounting or other advice. The communication of this presentation is restricted by law, and it is not intended for distribution to, or use by any person in, any jurisdiction where such distribution or use would be contrary to local law or regulation. No representation or warranty (whether express or implied) has been made by the Company with respect to the matters set forth in this presentation.

Forward-Looking Statements

Certain statements included in this presentation are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "design," "target," "aim," "expect," "could," "intend," "plan," "anticipate," "estimate," "believe," "continue," "predict," "project," "potential," "goal" or other words that convey the uncertainty of future events or outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. These forward-looking statements include, but are not limited to, statements regarding future revenue, debt, capital expenditure and cash flow estimates and forecasts of other financial and performance metrics and projections of market size and opportunity. These statements are based on various assumptions and on the current expectations of the Company and its management and are not predictions of actual performance. While our management considers these assumptions and expectations to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, and other risks, most of which are difficult to predict and many of which are beyond our control. If the risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. You should carefully read the Company's Registration Statement on Form F-1 (File No. 333-272476), as amended, filed with the SEC, including the risk factors described under the section entitled "Risk Factors" of such Registration Statement and other documents that we have filed, and will subsequently file, with the SEC to better understand the risks and uncertainties inherent in our business and industry. You may get these documents for free by visiting EDGAR on the SEC' s website at www.sec.gov. These forward looking statements speak only as of the date of this presentation, and we do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any such statement is based, except as required by law. All forward looking statements attributable to Pixie Dust Technologies, Inc. or a person acting on its behalf are expressly qualified in their entirety by this cautionary language.

Market and Industry Data

This presentation contains references to industry market data and certain industry forecasts. Industry market data and industry forecasts are obtained from publicly available information and industry publications. Industry publications generally state that the information contained therein has been obtained from sources believed to be reliable, but that the accuracy and completeness of that information is not guaranteed. Although we believe industry information to be accurate, it is not independently verified by us. Some data is also based on our good faith estimates, which are derived from our review of internal surveys or data, as well as the independent sources referenced above. Assumptions and estimates of our and our industry's future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors. These and other factors could cause future performance to differ materially from our assumptions and estimates.


Pixie Dust Technologies, Inc.
Digital Nature.



Yoichi Ochiai
CEO/director

Pixie Dust Technologies, Inc. is a Japanese technology company focused on commercializing innovative products and materials utilizing proprietary wave technology.

We are currently focusing on two areas of product development: "Personal Care & Diversity", where wave control technology is applied to mechanobiology and intervention/assistance in vision, hearing, and touch, and "Workspace & Digital Transformation", where we are working to develop technologies for sensing and controlling space.

CORPORATE OVERVIEW

78 number of employees*

Tokyo headquarters


Pixie Dust Technologies, Inc.

Research & Laboratories(Technotope)



Anechoic chamber at Technotope



*As of May 31, 2023

BOARD MEMBERS



Dr. Yoichi Ochiai

Representative Director, CEO / PxDT co-founder

He received a Ph.D. (Applied Computer Science) from the University of Tokyo in 2015. He has been an assistant professor at University of Tsukuba since 2015. His main research interest is human-computer interaction called "Digital Nature", which is an environment that fuses the digital with the analogue, blurring the boundary between nature and artifice. He has received numerous awards and accolades, including the 2015 World Technology Award (IT Hardware) from the World Technology Network, the 2020 Innovators Under 35 Japan by MIT Technology Review and the Future 50 by Project Management Institute. His laboratory conducts pioneering research in a wide range of fields including science, engineering, culture, art, vernacularity (practical considerations and local traditions), and computer science. For instance, in the field of ultrasound technology, they have proposed new computational methods for acoustic holography and are focusing on the development of acoustic levitation technology*. Regarding AI, they began research on a localized version of the Large Language Model (LLM) as early as 2020, when it was still relatively unknown to the general public, and provided an application to assist ordinary people in generating novels**. Recently, they have been actively researching abstract language objects (ALO) using the LLM***. He has published numbers of academic papers on computer science, including generative AI, large language models, and computer-generated holograms. His recent representative publications are as follows:

***(1) Y. Ochiai, N. Kondo, T. Fushimi, "Towards Digital Nature: Bridging the Gap between Turing Machine Objects and Linguistic Objects in LLMMs for Universal Interaction of Object-Oriented Descriptions", arXiv:2304.04498 (2023)

* (2) T. Fushimi, K. Yamamoto, and Y. Ochiai, "Target Acoustic Field and Transducer State Optimization using Diff-PAT", AIP Advances 11, 125007 (2021)

** (3) H. Osone, J.-L. Lu, and Y. Ochiai. 2021. BunCho: AI Supported Story Co-Creation via Unsupervised Multitask Learning to Increase Writers' Creativity in Japanese. In CHI Conference on Human Factors in Computing Systems Extended Abstracts (CHI '21 Extended Abstracts), May 8-13, 2021, Yokohama, Japan.



Taiichiro Murakami

Representative Director, COO / PxDT co-founder

Completed master's course in biomaterials at the University of Tokyo. He supported industrialization of technologies focusing on R&D, digitization and new business strategies at Accenture Strategy Consulting Headquarters. Participated in launch of a new organization "Open Innovation Initiative" that evaluates startup companies' technologies and deriver these technologies to large companies. Also participated in launch of an innovation base "Digital Hub." He serves as a committee member for the Ministry of Economy, Trade and Industry's "Guideline Formulation Committee on Contracts Between Large Enterprises and R&D Ventures," and also holds a concurrent position as an Executive Advisor for the general incorporated association, "Mitou Foundation."



Dr. Takayuki Hoshi

Director, CRO / PxDT co-founder

He received a Ph.D (Information Science and Technology) from the University of Tokyo in 2008. He is an expert of wave control technology based on full use of physics and mathematics. He developed the world-first scannable prototype of airborne ultrasound tactile display in 2008 and he demonstrated the world-first 3D acoustic manipulation in 2013. He was awarded Significant Contribution to Science and Technology in 2014 by NISTEP, MEXT, Japan. He is currently working on social implementation of wave control technology through industry-academia collaboration and open innovation.

COMPANY MISSION



We are the serial incubator that provides solutions towards faith and trust.

OUR HISTORY

We released **Four products** in FY2023 (May 2022 - April 2023).
Before that, our revenue came from commissioned research fees from partner enterprises.

Company founded
May 2017

Series A round
$5M
Oct 2017

Joint research agreement with University of Tsukuba
May 2018

筑波大学
University of Tsukuba

Series B round
$29M
May 2019

Joint research agreement with Tohoku University
Jan 2020

東北大学
TOHOKU UNIVERSITY

"Iwasemi" release
July 2022



Series C round $16M
Sep 2022

"SonoRepro" release
Nov 2022



"SonoRepro" Awarded CES innovation award Jan 2023


CES
INNOVATION AWARDS
2023

"VUEVO mic" release
March 2023



"kikippa" release
April 2023



Ongoing product development

OUR PORTFOLIO

By combining our proprietary wave control technology* with computer science, we develop both personal care devices and metamaterials**


SonoRepro™
Ultrasonic non-contact vibrotactile stimulation scalp care device
Sound-absorbing metamaterial**
kikippa™
Acoustic stimulation device functioning as a speaker
Pixie Dust Technologies, Inc.
WAVE CONTROL*
Core Technology
hackke
Location positioning technology
VUEVO™
Directional voice arrival detection devices for individuals with deaf and hard-of-hearing ("DHH")
Technology providing spatial analysis data

* "Wave control technology" refers to our proprietary technology that can be used to emit waves to affect an object, measure waves to obtain and analyze information about an object, or develop products that interfere with waves to achieve desired effects.
** "Metamaterials" refers to materials engineered with properties not found in nature. These materials usually have artificially designed structures smaller than the wavelength of the targeted waves, such as light or sound.

Personal Care & Diversity

Workspace & Digital Transformation

DEVELOPMENT CHART

Wave control technology can be applied to various fields.



Pixie Dust Technologies, Inc.
WAVE CONTROL
Core Technology
Sound Wave
Mechanobiology*
SonoRepro
Modulation
kikippa
Beamforming
VUEVO
Hello
Metamaterial
iwasemi
HX-α
SQ-α
RC-α

※"Mechanobiology" refers to the field of study that explores various biological processes, such as cell movement, growth, and the development of therapies.

BUSINESS MODEL

We collaborate with universities for product and concept origination.
We then work with enterprises to facilitate research & development, and sales.


Business Domains & Applications
Pixie Dust Technologies, Inc.
In-house dev. Invention
Enterprise
ANGFA
SHIONOGI
Joint R&D
Academia
筑波大学 University of Tsukuba
東北大学 TOHOKU UNIVERSITY
STOCK OPTIONS
IP
Manufacturing partners
Outsourcing
Finished goods
Core Technology
WAVE CONTROL
Light
Ultrasonic
Audible Sound
Electromagnetic wave
Computer Science (e.g. AI)
Personal Care & Diversity
Workspace & Digital Transformation
Research / PoC
Technology Development
Commercialization/Monetization

OUR PARTNERS

Our products are jointly developed with a wide range of established, corporate partners.
In alphabetical order.

ANGFA
DAI-ICHI LIFE
dentsu
Gakken
HITACHI
INFRONEER Holdings Inc.
ITOKI
JENESIS
JR東日本スタートアップ株式会社 JR East Start UP Co., Ltd.
角田無線電機株式会社 KAKUTA RADIO & ELECTRIC CO.,LTD.
鹿島 KAJIMA CORPORATION
KDDI
macnica
前田建設
三井不動産グループ MITSUI FUDOSAN GROUP
乃村工藝社
NTT docomo
SEGASammy
SHIONOGI
SOMPOひまわり生命
Suzuyo
TAKENAKA
Tanseisha
TECMIRA Holdings
東北大学 TOHOKU UNIVERSITY
TOKYO TATEMONO
TOPPAN
TOYOTA connected
筑波大学 University of Tsukuba

Personal Care & Diversity Products







SonoRepro™

Released Nov 2022

kikippa™

Released April 2023

VUEVO™

"VUEVO mic" released March 2023
"VUEVO glasses" to be released in the future

SonoRepro™

Ultrasonic non-contact vibrotactile stimulation scalp care device

Introduction

SonoRepro is a personal scalp care device, which we launched in Japan in November 2022. SonoRepro was developed based on non-contact vibrotactile stimulation with ultrasound, one of our proprietary wave control technologies. It is designed in the shape of a showerhead. Users can power on the device and hold it in place on their scalp with one hand.
WE HAVE NOT MADE, AND DO NOT MAKE, ANY CLAIMS THAT "SonoRepro" MAY STIMULATE HAIR GROWTH.

Value Proposition

SonoRepro is intended for daily use. A joint clinical study with Angfa Co., Ltd., a Japanese hair regrowth pharmaceutical company, demonstrated that non-contact vibrotactile stimulation increases the percentage of growth phase hair and decreases the percentage of resting phase hair.

Summary of related research is included in the prospectus

CES INNOVATION AWARDS 2023 HONOREE



SonoRepro™

Daily scalp care with advanced technology

SonoRepro is a miniaturized version of the "Non-Contact Vibrotactile Stimulation" , a device that has been introduced in Clinic since 2021 to provide scalp care at home. SonoRepro has made this large device smaller to enable scalp care at home.

2019 Building new ideas
WCHR
BARCELONA


World Congress Hair Research
Sitges, Barcelona
April 24th - 27th, 2019
CERTIFICATE FOR THE BEST ORAL PRESENTATION AWARD
WCHR



SonoRepro™

Ultrasonic non-contact vibrotactile stimulation scalp care device

❶ SonoRepro is effective by itself but may provide greater results when used with a hair loss medication.

❷ Place the device on your scalp for one minute without moving it.

❸ The device is small and easily transportable.


❶
Minoxidil
5%


❷


❸

SonoRepro™

Commercialization

SonoRepro has multiple sales channels and is priced at 125,000JPY (≒961USD)*.
The product is currently only available in Japan, but we may expand outside of Japan in the future.

Retail store

Bic Camera
(The biggest appliance shop in Japan)



Yodobashi Camera
(The biggest appliance shop in Japan)



b8ta



Tsutaya Books


蔦屋書店
TSUTAYA BOOKS

EC site

Own EC site



Amazon, Rakuten etc.



Lease

kikito, Rentio, airCloset Mall


kikito

*Converted in 1USD=135.99JPY
(exchange rate as of April 30, 2023 as reported by the U.S. Federal Reserve)

kikippa™

Acoustic stimulation device functioning as a speaker

Introduction

kikippa is an acoustic stimulation device that functions as a desk-top speaker and was launched in Japan in April 2023. kikippa utilizes our technology to implement period-equivalent amplitude modulation to daily speech, such as television or radio broadcasts. Users can use an audio cable to connect kikippa to a TV set or radio or any other audio device.
kikippa has been developed through collaboration with Shionogi Inc. (a Japanese pharmaceutical company).
WE DO NOT MAKE ANY CLAIM THAT THE MODULATED SOUND GENERATED BY "kikippa" MAY IMPROVE COGNITIVE FUNCTION OR MAY BE USED AS ANY FORM OF MEDICAL TREATMENT.

Value Proposition

kikippa has a dedicated website and LINE (a popular Japanese social networking service) integration function that allows users to check the usage status of their devices, and caregivers to check the usage status of their care receivers.



kikippa™


40-Hz Waveform
Gamma Wave Sound

Successfully developed 40Hz modulated sound that blends into daily life **PATENTED**

*This diagram is for illustrative purposes. *The term "40Hz modulated sound" refers to sound that has been processed through 40Hz amplitude modulation.
Source： https://gammawavesound.com/ https://wellnesslab-report.jp/pj/gamma-tech/40hzgamma-waves


kikippa™
Gamma Wave
ModulationTechnology

kikippa™

Acoustic stimulation device functioning as a speaker

❶Users can use an audio cable to connect kikippa to a TV set or radio or any other audio device. kikippa's embedded SIM card allows it to receive signals from us via telecommunication to perform the modulation function. Once the device is powered on, users can activate or deactivate the sound mode using a remote control to generate or stop the modulated sounds.

❷ kikippa allows for usage tracking.


❶


❷
kikippa
みまもり記録

kikippa™

Commercialization

kikippa is sold at the EC site of Shionogi Healthcare*.
The device is 45,000JPY (≒330USD)* and the monthly fee for use is 1,800JPY (≒13USD)**.

Shionogi Healthcare EC site


SHIONOGI
聞くだけで、
わたしらしさ続く。
ガンマ波サウンドケア
kikippa
いま話題の
40Hzスピーカー
ガンマ波サウンドケア kikippa
スピーカー本体：49,500円
購入する
0120-117-715

kikippa brochure



*Shionogi Healthcare Co., Ltd. is a part of Shionogi Group. Shionogi Group is a Top 10 Japanese pharmaceutical and healthcare company.
**Converted in 1USD=135.99JPY
(exchange rate as of April 30, 2023 as reported by the U.S. Federal Reserve)

VUEVO™

Innovative dictation device born out of interviews with more than 100 deaf and hard of hearing (DHH) people

Introduction

VUEVO is a series of products providing assistance for DHH people.

VUEVO mic uses an intuitive user interface on a computer, tablet, or smartphone to provide the speaker direction and speech content recognized from the microphone.

VUEVO glasses is a wearable device to superimpose the content of speech onto the speaker in real space from the perspective of the viewer wearing the glasses.

VUEVO has been developed through collaboration with Sumitomo Pharma Co., Ltd.

Value Proposition

Unlike hearing aids, VUEVO shows transcriptions and indicates who is actively speaking, which can be particularly helpful for group conversations. VUEVO is also available for use by those who are completely deaf. Given the complementary nature of the product’s features, it can be used in conjunction with existing hearing aids.





VUEVO™

Innovative dictation device born out of interviews with more than 100 DHH people

1. VUEVO mic works by placing it on the meeting desk.
2. Example of a screen using VUEVO mic.
3. Timeline view to look back on conversations.







VUEVO™

Commercialization

PxDT directly sells the device and accompanying monthly service to the clients.
The device is 45,000JPY(≒330USD), the monthly fee for use is 30,000JPY(≒220USD). The initial setup fee is 100,000JPY (≒735USD).

VUEVO sales website



Pixie Dust Technologies, Inc.
VUEVO™
View of Voices
About VUEVO
VUEVO allows its users to visualize conversations by presenting readable sentences in real-time.

VUEVO Leaflet



VUEVO

VUEVO Banner for exhibition



VUEVO

H 2000 x W 850 mm
(78.74 x 33.46 in)

*Converted in 1USD=135.99JPY
(exchange rate as of April 30, 2023 as reported by the U.S. Federal Reserve)

Workspace & Digital Transformation Products



IWASEMI™ | HX-α

Released July 2022



IWASEMI™ | SQ-α

Released December 2022



IWASEMI™ | RC-α

Released May 2023

iwasemi™

Paradigm shift from material to structure

Introduction

iwasemi is a range of sound-absorbing materials we have developed by applying our proprietary engineering technologies to design acoustic metamaterials. The advancements in computer performance and artificial intelligence have enabled high-speed and mass simulations. Leveraging our technological resources, we have created new acoustic metamaterials, leading to the release of multiple series of iwasemi products.

Value Proposition

While most existing sound-absorbing materials absorb sound by character of materials, iwasemi absorbs sound by structure. Thanks to this property, we were able to develop iwasemi, a well-designed, lightweight sound-absorbing material. Due to its ease of installation, iwasemi can be retrofitted to interior walls and can continue to be used even if the occupant moves.

Sound-absorbing metamaterial

July 2022



December 2022



May 2023



Soundproof metamaterial

New technologies expand the market




ITOKI


Pixie Dust Technologies, Inc.™



Paradigm shift from material to structure

❶ Soundproofing iwasemi was displayed at ORGATEC Tokyo 2023.

❷ Sound cancelling mechanism.

❸ Soundproofing iwasemi can be customized to specific frequency bands.


❶


< CANCELED >
< Scattered Wave >
< Incident Wave >
❷


❸
Noise level
< Band A >
< Band B >
< Normal Barrier with Aperture >
< Broad Band Type >
< Narrow Band High Performance Type >
Frequency

Commercialization

Iwasemi has multiple sales channels. The product is currently available in Japan. We also conducted a "soft" launch of selected versions of iwasemi to key professionals in the United States, such as architectural and interior design firms, in March 2023. We participated in Neocon (the biggest interior design exhibition held in Chicago) this June.

Direct B2B sales


ガラスと調和する透明吸音材

B2B sales by itoki

(a partner and the biggest office furniture maker in Japan)


ITOKI

Amazon Japan


amazon
¥22,880

ORGATEC TOKYO | 2023


Pixie Dust Technologies, Inc

*Converted in 1USD=135.99JPY
(exchange rate as of April 30, 2023 as reported by the U.S. Federal Reserve)

COMPETITIVE LANDSCAPE

We believe our core wave control technology and diverse product portfolio differentiates our company from many of our competitors.

6 categories of products

36 utility patents registered*

222 inventions filed for patent applications*

20 design patents registered

Strong Competitive Moat


Wide variety of products
Strong IP
Proprietary Wave Control Technology

*May 31, 2023

Thank you.